December 14, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Collaborative Investment Series Trust – Dividend Performers Fund and Preferred – Plus Fund, under the date of November 25, 2019, we reported on the financial statements of Collaborative Investment Series Trust – Dividend Performers Fund and Preferred – Plus Fund as of and for the period ended September 30, 2019. On November 22, 2019, we were replaced as independent registered public accounting firm for Collaborative Investment Series Trust – Dividend Performers Fund and Preferred – Plus Fund, at the request of the Audit Committee.

We have read the statements included within items i through v made by Collaborative Investment Series Trust – Dividend Performers Fund and Preferred – Plus Fund, included under Sub-Item 77K of Form N-CSR dated December 9, 2020, and we agree with such statements.

Very truly yours,

/s/ Sanville & Company